Exhibit 99.1

PRESS RELEASE [for release on February 25, 2021 at 4:30pm EST]

Borqs Technologies Completes $20 Million

Private Placement to Support Growth

Santa Clara, California, February 25, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, the “Company”), a global provider of embedded software and products for the Internet of Things (IoT), reported today that the Company has signed agreements with institutional and individual investors on February 25, 2021 for sale of $20 million in convertible notes. The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable at 110% of the conversion price. One-third of the notes are sold at the execution of definitive agreements and two-thirds of the notes will be sold upon the satisfaction of certain conditions, including effectiveness of a registration statement to be filed by the Company by April 15, 2021. Proceeds will be used for the procurement of orders the Company expects to receive from its customers this year and also for development of the next generation 5G products.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

This press release may include “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected, .. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including that conditions for sale of $13.3 million of the notes will not be satisfied, including effectiveness of the registration statement referenced above. The reader is also advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com